March 16, 2026

Bradley Nagel
Chief Financial Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague, MN 56071

       Re: Electromed, Inc.
           Form 10-K For the Fiscal Year Ended June 30, 2025
           Filed August 26, 2025
           File No. 001-34839
Dear Bradley Nagel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Fiscal Year Ended June 30, 2025
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

1. We note the increase in Homecare revenue was due to an increase in direct sales representatives and higher net revenues per approval. Please describe for us and in future filings the amount of increase that is due to higher volume versus higher net revenues per approval. Please also describe the reasons for the higher net revenues per approval.
Financial Statements
Accounts Receivable, page F-8

2. Please provide us and in future filings a rollforward of the allowance for credit losses, as set forth in ASC 326-20-50-13. In addition, please provide us and in future filings the amount of accounts receivable that have been outstanding for greater than one year for the Balance Sheet dates presented and December 31, 2025.
 March 16, 2026
Page 2
Note 2. Revenues, page F-11

3. Please provide us and in future filings the qualitative and quantitative disclosures related to the significant judgments, and changes in judgments, including information related to inputs and assumptions, as it relates to you estimating variable consideration. Refer to
       ASC 606-10-50-1(b), 50-17(b), and 50-20. As a related matter, consider disclosing in future filings the amount of capped installment payments as you disclose that the related transactions constitute a primary portion of your variable consideration.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services